August 13, 2024

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Generation Bio Co.

Registration Statement on Form S-3

Filed August 7, 2024

File No. 333-281335

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Generation Bio Co. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-281335), so that it may become effective at 4:00 p.m., Eastern time, on August 15, 2024, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff.

Very truly yours,

By:	/s/ Yalonda Howze
Name: Yalonda Howze
Title: Chief Legal Officer

cc:	Stuart M. Falber, Wilmer Cutler Pickering Hale and Dorr LLP

Molly W. Fox, Wilmer Cutler Pickering Hale and Dorr LLP